

January 12, 2011

<u>via U.S. mail and facsimile</u>

Wang Youngsheng
China Du Kang Co., Ltd.
Town of Dukang, Baishui County, Shaanxi province,
CHINA
A-28,Van Metropolis, #35 Tangyan Road,
Xi'an, Shaanxi, PRC,
710065

    RE: **China Du Kang Co., Ltd.**
              Form 8-K filed January 5, 2011
              File No.: 0-53833

Dear Mr. Wang:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on January 5, 2011

1. Please revise to state the Company will also restate its financial statements for the fiscal year ended December 31, 2008.

2. Explain to us why your Form 10-Q for the quarter ended March 31, 2010 does not also require amendment. In this regard we note the Form 10-Q for the interim periods ending June 30, 2010 and September 30, 2010 include the revisions to be in the amended Form 10-K for the year ended December 31, 2009. If after further consideration you conclude this interim report also requires amendment please amend your Form 8-K, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.   Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Brian McAllister at (202) 551-3341.

Sincerely,

Brian McAllister
Staff Accountant